UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41681

WANG & LEE GROUP, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

As previously disclosed, on October 24, 2023, Nasdaq provided notice to Wang & Lee Group, Inc. (the “Company”) that based on the previous 30 consecutive business days, the Company’s listed ordinary shares no longer met the minimum $1 bid price per share requirement as set forth in Nasdaq Listing Rule 5810(c)(3)(A)(ii). The Company was provided 180 calendar days, or until April 22, 2024, to regain compliance.

Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until October 21, 2024, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2024	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer